# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Howard Hughes Holdings Inc., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0000950123-10-107487
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.4% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,405,101 shares of Common Stock outstanding as of February 19, 2025, as reported in the Form 10-K.
- Pershing Square Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.4% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,405,101 shares of Common Stock outstanding as of February 19, 2025, as reported in the Form 10-K.
- Pershing Square Holdco GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.4% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,405,101 shares of Common Stock outstanding as of February 19, 2025, as reported in the Form 10-K.
- PS Holdco GP Managing Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.4% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,405,101 shares of Common Stock outstanding as of February 19, 2025, as reported in the Form 10-K.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.4% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,405,101 shares of Common Stock outstanding as of February 19, 2025, as reported in the Form 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Howard Hughes Holdings Inc.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 25 ("Amendment No. 25") to Schedule 13D is being filed on behalf of the Reporting Persons relating to the common stock, par value $0.01 per share, of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"). This Amendment No. 25 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 25, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 25 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 25, the Schedule 13D is unchanged.

This statement on Schedule 13D relates to the Common Stock of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9950 Woodloch Forest Drive, Suite 1100, The Woodlands, TX, 77380. The Reporting Persons (as defined below) beneficially own 18,852,064 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 37.4% of the outstanding shares of Common Stock, based on 50,405,101 shares of Common Stock outstanding as of February 19, 2025, as reported in the Issuer's Form 10-K filed on February 26, 2025 for the fiscal year ended December 31, 2024 (the "Form 10-K").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 25 is incorporated by reference into this Item 3 as if restated in full."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"Reference is made to the Standstill Agreement as described in Item 4 of amendment No. 24 to Schedule 13D filed on March 3, 2025 on behalf of the Reporting Persons relating to the Common Stock of the Issuer.

On March 2, 2025, in furtherance of continuing discussions regarding the New Proposal, PSCM and the Issuer entered into the Standstill Agreement, set to expire at 5:00 p.m. (Eastern Time) on March 13, 2025. On March 12, 2025, PSCM and the Issuer entered into a letter agreement (the "Standstill Agreement Extension") whereby the parties agreed to extend the term of the Standstill Agreement until 5:00 p.m. (Eastern Time) on April 7, 2025.

Attached as Exhibit 99.26 to the Schedule 13D is a copy of the Standstill Agreement Extension, which is incorporated herein by reference. The foregoing description of the Standstill Agreement Extension is not necessarily complete and is qualified in its entirety by reference to Exhibit 99.26.

No assurances can be given regarding the terms and details of any potential transaction, that the New Proposal or any other proposal made by the Reporting Persons regarding any potential transaction will be accepted by the Issuer or its Special Committee, that definitive documents relating to any such potential transaction will be executed, or that a potential transaction will be consummated in accordance with such documents, if at all.

Neither the Schedule 13D nor the New Proposal is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission.

Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission's web site, www.sec.gov.

The Reporting Persons reserve the right to modify or withdraw the New Proposal at any time. While the New Proposal remains under consideration by the Issuer, the Reporting Persons expect to respond to inquiries from, and negotiate the terms of the New Proposal with, the Special Committee of the Issuer's Board of Directors formed to evaluate the New Proposal and such Special Committee's representatives. The Reporting Persons may elect not to update or provide additional disclosures regarding the New Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 25 is incorporated by reference into this Item 6 as if restated in full."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.26 Standstill Agreement Extension, dated as of March 12, 2025, by and between PSCM and the Issuer.

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, Authorized Signatory (03/12/2025)
- Pershing Square Holdco, L.P.: /s/ William A. Ackman, Authorized Signatory (03/12/2025)
- Pershing Square Holdco GP, LLC: /s/ William A. Ackman, Authorized Signatory (03/12/2025)
- PS Holdco GP Managing Member, LLC: /s/ William A. Ackman, Authorized Signatory (03/12/2025)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (03/12/2025)